

Mail Stop 7010

November 19, 2008

Mr. Brian D. Niebur
Chief Financial Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, Minnesota 55402

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
               Form 10-Q for the period ended September 30, 2008
               File No. 0-2000

Dear Mr. Niebur:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                       Sincerely,

                                         Rufus Decker
                                         Accounting Branch Chief